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16014847

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III *

SEC
Mail Processing
Section
MAR 07 2016
Washington DC
404

SEC FILE NUMBER
8-14045

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** AND ENDING **12/31/15**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Monroe Financial Partners, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

100 N. Riverside Plaza, Suite 1620
(No and Street)

Chicago	**IL**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Carlino **(312) 327-2530**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flaherty Salmin LLP
(Name – *if individual, state last, first, middle name*)

2300 Buffalo Road, Building 200	**Rochester**	**NY**	**14624**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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50

OATH OR AFFIRMATION

I, Craig Carlino, swear (or affirm) that, to the best of my knowledge and belief the accompanying Statements of Financial Condition pertaining to the firm of Monroe Financial Partners, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

CFO

Title

STATE OF: ILLINOIS
COUNTY OF: COOK

SUBSCRIBED AND SWORN TO BEFORE ME THIS 26TH DAY OF FEBRUARY, 2016, BY CRAIG J. CARLINO

Malgorzata Cichecki

Notary Public


MALGORZATA CICHECKI
Official Seal
Notary Public - State of Illinois
My Commission Expires Dec 4, 2019

This report contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statements of Financial Condition.
- [ ] (c) Statements of Income.
- [ ] (d) Statements of Cash Flows.
- [ ] (e) Statements of Changes in Shareholder's Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant To Rule 15c3-3.
- [ ] (i) Information Relating to Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Flaherty Salmin CPAs

Straight Answers. Trusted Solutions.

Flaherty Salmin LLP Certified Public Accountants
2300 Buffalo Road, Building 200, Rochester, NY 14624-1365
office 585 279-0120 **fax** 585 279-0166 www.fs-cpa.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Monroe Financial Partners, Inc.

We have audited the accompanying statements of financial condition of Monroe Financial Partners, Inc. (a wholly owned subsidiary of Monroe Securities Holdings, Inc.) as of December 31, 2015 and 2014, and the related notes to the financial statements. These financial statements are the responsibility of Monroe Financial Partners, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above presents fairly, in all material respects, the financial position of Monroe Financial Partners, Inc. as of December 31, 2015 and 2014 in accordance with accounting principles generally accepted in the United States of America.

Flaherty Salmin LLP

Flaherty Salmin LLP
Rochester, New York

February 25, 2016

MONROE FINANCIAL PARTNERS, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2015 AND 2014

ASSETS

	2015	2014
Cash	$ 107,453	$ 113,052
Receivable from Clearing Broker	945,106	1,739,988
Accounts receivable, trade	7,220	175,042
Securities in firm account, at fair value	1,781,062	3,374,057
Other assets	195,103	85,832
Property and equipment, net	187,283	17,177
Restricted deposit with Clearing Broker	100,000	100,000
Goodwill	4,783,873	4,783,873
Total assets	$ 8,107,100	$ 10,389,021

LIABILITIES AND SHAREHOLDER'S EQUITY

	2015	2014
Liabilities:		
Accounts payable and other liabilities	$ 135,250	$ 572,808
Securities sold but not yet purchased, at fair value	-	6,267
Deferred lease incentive	97,579	19,463
Total liabilities	232,829	598,538
Shareholder's equity:		
Common stock, par value $.02 per share; authorized 1,000,000 shares; issued and outstanding 383,888 shares	7,678	7,678
Capital in excess of par value	9,000,600	9,000,600
Retained earnings (deficit)	(1,134,007)	782,205
Total shareholder's equity	7,874,271	9,790,483
Total liabilities and shareholder's equity	$ 8,107,100	$ 10,389,021

See accompanying notes to financial statements

MONROE FINANCIAL PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

1. THE COMPANY

Monroe Financial Partners, Inc. (Company) is a securities broker/dealer engaged in the purchase and sale of securities, which executes transactions and introduces them to a Clearing Broker, National Financial Services LLC, on a fully disclosed basis. The Company also provides investment banking services and is a wholly owned subsidiary of Monroe Securities Holdings, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Receivables - The Company has a receivable that arose from trading activity with its Clearing Broker and trade receivables that arose from its investment banking services. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that neither of these conditions exists with regard to receivables and, as such, an allowance for doubtful accounts has not been established.

Securities in Firm Account - Securities in firm account are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) regarding fair value measurements and disclosures, and consist primarily of securities of banks and bank holding companies that are transacted in thinly traded markets.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts.

Restricted Deposit with Clearing Broker - Restricted deposit represents the minimum balance required to be maintained in a restricted collateral account pursuant to an agreement between the Company and its Clearing Broker.

Goodwill - Goodwill represents the excess of cost over the fair value of net assets acquired at the date of acquisition. In accordance with the ASC regarding goodwill and other intangible assets, goodwill is not amortized, but is evaluated for impairment. The Company performs a qualitative assessment annually to determine whether it was more likely than not that the fair value of its goodwill exceeds the carrying value. As of December 31, 2015 and 2014, the Company determined that it was more likely than not that the fair value of its goodwill exceeds the carrying value and no further impairment testing was required. None of the amount allocated to goodwill will be amortized for tax purposes.

Income Taxes - The Company has elected to be taxed as a Qualified Subchapter S Subsidiary with its parent, Monroe Securities Holdings, Inc. Under those provisions, the Company does not pay federal or state income taxes on its taxable income. The Company's income will be reported with its parent and then taxed on the individual income tax returns of the shareholders of Monroe Securities Holdings, Inc.

In accordance with the provisions of the ASC pertaining to accounting for uncertainty in income taxes, the Company evaluates tax positions taken for potential uncertainties. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company is also subject to credit risk through its receivables. Credit risk with respect to its receivable from Clearing Broker is minimized as certain losses are insured by SIPC and excess SIPC coverage. Credit risk with respect to its trade receivables is minimized due to the nature of the customer base, which consists of various stable financial institutions. Investment securities are exposed to various risks, such as interest rate, market and credit risks. The credit risk is minimized as the investment securities are insured against certain losses by SIPC and excess SIPC coverage. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in these financial statements.

3. FAIR VALUE MEASUREMENT

The Company accounts for its securities in accordance with the ASC regarding Fair Value Measurements and Disclosures. This standard defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the standard, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, the use of financial models, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement and include situations where there is little, if any, market activity for the asset or liability.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

3. FAIR VALUE MEASUREMENT, Continued

Securities that are listed on a national securities exchange are valued at their last sales price as of the last business day of the period. Long securities traded in the over-the-counter markets are generally valued at the published closing bid price. Short securities traded in the over-the-counter markets are generally valued at the published closing offer price.

For securities where there is no readily ascertainable fair value, reference is made to public market, private transactions or valuations for the securities, as well as for similar securities of comparable companies or assets in the relevant asset class when such amounts are available. If such amounts are not available, metrics that are widely used in the banking industry are applied and often include multiples of book value and multiples of earnings. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

	Level 1	Level 2	Level 3	Total
Assets:				
Common stock				
Banks, thrifts and financial services	$1,049,363	$ 85,161	$ 15,252	$1,149,776
Other	78,300	73,366	-	151,666
Total common stock	1,127,663	158,527	15,252	1,301,442
Preferred stock				
Utilities	92,445	35,194	-	127,639
Other	2,278	1,530	-	3,808
Total preferred stock	94,723	36,724	-	131,447
Preferred trust				
Banks, thrifts and financial services	-	-	334,950	334,950
Unit trust				
Real estate	-	2,678	10,545	13,223
Total assets	$1,222,386	$ 197,929	$ 360,747	$1,781,062

3. FAIR VALUE MEASUREMENT, Continued

The following table presents a reconciliation of activity for the Level 3 investments for 2015.

	Preferred Trust	Unit Trust	Common Stock	Total
Balance, beginning of year	$1,650,600	$ 10,545	$ -	$1,661,145
Purchases	-	-	15,500	15,500
Dispositions	(1,386,000)	-	-	(1,386,000)
Net unrealized gain (loss) on investments	70,350	-	(248)	70,102
Balance, end of year	$ 334,950	$ 10,545	$ 15,252	$ 360,747

The following table presents qualitative information about Level 3 fair value measurements of investments as of December 31, 2015.

Investment Type	Fair Value Amount	Valuation Technique	Unobservable Inputs	Range or Amount
Preferred trust	$334,950	Bid price	Independent bid price received	None
Unit trust	$10,545	Cost plus royalties possibly earned	None	None
Common stock	$15,252	Cost less liquidity discount	Trade observed after purchase	$20.00

The unobservable input used to value the preferred trust security was the written bid price the Company received at year end. The unit trust has no unobservable inputs and the Company has not attempted to sell or value this position in the last several years. The unobservable input used to value the common stock was a trade that occurred after the Company bought the stock and before year end.

3. FAIR VALUE MEASUREMENT, Continued

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

	Level 1	Level 2	Level 3	Total
Assets:				
Common stock				
Banks, thrifts and financial services	$1,358,411	$ 46,292	$ -	$1,404,703
Other	45,571	-	-	45,571
Total common stock	1,403,982	46,292	-	1,450,274
Preferred stock				
Utilities	252,919	-	-	252,919
Other	9,719	-	-	9,719
Total preferred stock	262,638	-	-	262,638
Preferred trust				
Banks, thrifts and financial services	-	-	1,650,600	1,650,600
Unit trust				
Real estate	-	-	10,545	10,545
Total assets	$1,666,620	$ 46,292	$1,661,145	$3,374,057
Liabilities:				
Common stock				
Banks, thrifts and financial services	$ 6,267	$ -	$ -	$ 6,267

The following table presents a reconciliation of activity for the Level 3 investments for 2014.

	Preferred Trust	Unit Trust	Total
Balance, beginning of year	$ -	$ -	$ -
Purchases	-	-	-
Dispositions	-	-	-
Reclassification	-	10,545	10,545
Net unrealized gain on investments	1,650,600	-	1,650,600
Balance, end of year	$1,650,600	$ 10,545	$1,661,145

3. FAIR VALUE MEASUREMENT, Continued

The following table presents qualitative information about Level 3 fair value measurements investments as of December 31, 2014.

Investment Type	Fair Value Amount	Valuation Technique	Unobservable Inputs	Range or Amount
Preferred trust	$1,650,600	Recent trade price	Actual partial sale of holdings in December 2014	None
Unit trust	$10,545	Cost plus royalties possibly earned	None	None

The unobservable input used to value the preferred trust security was the sales price the Company received for the sale of a portion of this security in December 2014. The Company believes it could have liquidated its entire position for the same sales price at which this actual sale took place. The Company believes that between the time of the sale and December 31, 2014, there were no events or changes in market conditions that would necessitate a revaluation of this instrument at a price different from the actual recent sale price. The unit trust has no unobservable inputs and the Company has not attempted to sell or value this position in the last several years.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2015	2014
Computer equipment, furniture and fixtures	$ 258,548	$ 203,729
Software	37,488	37,488
Leasehold improvements	207,928	72,715
	503,964	313,932
Less: Accumulated depreciation	316,681	296,755
	$ 187,283	$ 17,177

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $2,062,769, which was $1,062,769 in excess of its required net capital of $1,000,000, and a ratio of aggregate indebtedness to net capital of .1129 to 1.

6. EMPLOYEE BENEFITS

The Company maintains a SIMPLE-IRA Plan for its employees. Employees may defer a percentage of their compensation up to certain IRS limits. The Company's contribution to the plan is up to 3% of each participant's compensation.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at the fair values of the related securities as of the date of the financial statements and will incur a loss if the fair value of the securities increases subsequent to the date of the financial statements.

8. COMMITMENTS AND CONTINGENCIES

The Company's current lease agreement for its office in Chicago, Illinois expires July, 2016 and they have agreed to a lease extension through December 2021. Both the current lease and the lease extension include an abatement of rent. The lease extension also includes a landlord contribution of $90,380. The following are the annual base rental payments due under the lease and the lease extension:

2016	$ 52,844
2017	$ 93,581
2018	$ 95,840
2019	$ 98,100
2020	$100,359
2021	$102,619

The abated rent and landlord contribution have been recorded as deferred lease incentive which will offset rent expense over the term of the lease and extension on a straight-line basis. The Company is also required to make additional rental payments equal to their share of the common area and property tax costs on a monthly basis. As of January 1, 2016, the additional monthly rental payment totaled $6,751 and the letter of credit security deposit requirement was $25,000.

The Company also leases several other satellite offices. These lease agreements have terms of one year or less, or month-to-month.

The common stock of the Company has been pledged as security in connection with a bank loan to Monroe Securities Holdings, Inc., the parent company of Monroe Financial Partners, Inc.

9. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the report of independent registered public accounting firm, which is the date the financial statements were available to be issued.

MONROE FINANCIAL PARTNERS, INC.

Statements of Financial Condition
December 31, 2015 and 2014